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                                                                       Exhibit 8

              IKOS SYSTEMS, INC. AMENDS SHAREHOLDER RIGHTS PLAN

CUPERTINO, California --  January 22, 1999

IKOS Systems, Inc. (NASDAQ: IKOS) announced today that its Board of Directors has approved amendments to its Rights Plan to better protect the Company against certain coercive takeover tactics and inadequate offers. The Company's Shareholder Rights Plan has been amended to extend the term of the Plan to January 22, 2009. The amendments also reduce the stock ownership level at which the rights become exercisable, increase the exercise price from $10.00 to $30.00, address the situation where a person crosses the triggering threshold inadvertently, eliminate permitted offers and make certain other technical changes.

The Company's Board believes that the amendments will help ensure that the Plan remains effective in preserving the Company's long-term value for its stockholders. The amendments are intended to bring the Rights Plan more in line with the current provisions of shareholders rights plans of many other public companies. The amendments were not made in response to any proposal to acquire the Company, and the Company's Board is not aware of any such effort.

As amended, the Rights Plan provides that if any person or group acquires 15% or more of the Company's stock, each right not owned by such person or group will entitle its holder to purchase, at the right's then-current exercise price, IKOS common stock having a value of twice the right's exercise price.

In connection with the amendments to its Rights Plan, the Company also adopted an amendment to the Company's Bylaws to clarify the timing of a special meeting of stockholders after a request for such a meeting from a greater than ten percent stockholder. The new special meeting provision sets a minimum of 120 days and a maximum of 130 days as the time frame pursuant to which the Company establishes the date of a special meeting after a request from a greater than ten percent stockholder.

IKOS Systems, Inc. is a technology leader in high-performance design verification solutions, including hardware and software simulation, for language-based design, logic emulation for hardware/software co-verification and consulting services. The Company's mission is to help customers realize their high complexity electronic systems through innovative design verification solutions.

IKOS supports direct sales operations in North America, UK, France, Germany, and Japan, and a distribution network throughout Europe and Asia. Corporate headquarters is in California. IKOS Systems, Inc. 19050 Pruneridge Ave., Cupertino, California, 95014, 408/255-4567. For more information, visit our corporate website at http://www.ikos.com.


     CONTACT:  IKOS Systems, Inc.
               Joseph W. Rockom, 408/366-8514
               joe@ikos.com
               or
               Public Relations
               Eileen Elam, 650/917-1488
               kjcom_e@compuserve.com
               or
               Investor Relations
               Alex Wellins/Doug Sherk, 415/296-7383